

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 6, 2007

Mr. Shawn K. Poe
Ply Gem Holdings, Inc.
185 Platte Clay Way
Kearney, Missouri 64060

> **RE:** **Ply Gem Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 27, 2006**
> **File #3330114041**

Dear Mr. Poe:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief